Mail Stop 4561

October 15, 2009

Mr. Ray Vuono
Chief Executive Officer and President
MedLink International, Inc.
1 Roebling Court
Ronkonkoma, NY 11779

> **Re: MedLink International, Inc.**
> **Form 10-K/A For the Fiscal Year Ended December 31, 2008**
> **Form 10-Q For the Quarterly Periods Ended March 31, 2009 and June 30, 2009**
> **File No. 001-31771**

Dear Mr. Vuono:

We have reviewed your response letter dated September 15, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 6. 2009.

Form 10-K/A (Amendment No. 2) For the Fiscal Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm, page 64

1. We note that the report of Jewett, Schwartz, Wolfe & Associates, dated April 15, 2009, has been revised in response to prior comment 2. We further note that on page 98 you have included a consent (labeled Exhibit 23.1 but not filed as an Exhibit) of "Jewett Schwartz & Associates" which refers to an audit report dated September 21, 2009.

- Amend your filing to include the report dated September 21, 2009.

- Explain why your independent auditor has consented to the use of the company's own financial statements rather than to the inclusion of their report on their audit of your financial statements. Confirm, if true, that the financial statements presented in your filing are the responsibility of your management and were prepared by the company.

- Explain why the consent has been signed by, and refers to an report issued by, a firm, "Jewett, Schwartz, & Associates" that does not appear on the PCAOB's list of Registered Public Accounting Firms.

Consolidated Financial Statements

General

2. Based on your responses and the revisions to the financial statements noted in response to prior comments 3, 4, 5 and 7, it appears that you have restated your financial statements for the years December 31, 2007 and December 31, 2008. In this regard, we note material changes in various balances and disclosures including, but not limited to, goodwill, other assets, total stockholders' deficit and cash flows from operating and financing activities. The significance of the changes in these amounts and disclosures is considered beyond the scope of "minor reclassifications" as you have described them in your response to prior comment 3. Amend your Form 10-K to reflect the restatements you have made in your financial statements. In so doing, ensure that you label each of the restated columns as having been restated and provide the disclosures required by paragraph 26 of SFAS 154. You should also obtain and file an updated independent accountant's report dual-dated as necessary for the restatements.

3. Based on the changes discussed above, we note that certain amounts disclosed in your Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009 differ from your restated audited financial statements. Amend your Forms 10-Q to reflect amounts impacted by the restatement of your audited financial statements in your amended Form 10-K.

4. As part of your consideration of the above comments, you should consider your reporting obligation under Item 4.02, "Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review of Form 8-K." Form 8-K Item 4.02 is to be filed or furnished within four business days after the appropriate officer or board concludes that previously issued financial statements required under Regulation S-X should no longer be relied upon because of an error in such financial statements.

Consolidated Statements of Cash Flows, page 68

5. We note your response to prior comment 6. Please explain why the amount of the adjustment to the Statements of Cash Flows, $113,290, for minority interest in

2007 differs from the amount allocated to minority interest in the Statements of Operations, $56,507, for the same time period.

Notes to Consolidated Financial Statements

Note 1- Summary of Significant Accounting Policies

Goodwill and Indefinite-Lived Purchased Intangible Assets, page 73

6. We note that you assess goodwill for impairment annually at the end of the fourth quarter, or more frequently, if events and circumstances require. Tell us the date on which you performed your goodwill impairment assessment during 2008 and provide us with the analysis prepared as part of your assessment.

7. We note that you have restated the goodwill balances as of both December 31, 2007 and 2008 in your most recent amendment. As part of your restatement, tell us whether you re-performed your goodwill impairment assessment. If you re-performed the assessment, provide us with the analysis prepared as part of your assessment.

Note 3 - Goodwill, page 79

8. We are considering your response to prior comment 8 and your revised disclosures.

- You state that the AutoDOC software is "almost 20 years old and written in an old code that few people are familiar with [and that] significant rewrites to this software are required in order to bring this to a more current technology and language," however, it is unclear whether you are you have licensed the AutoDOC software subsequent to its acquisition. Tell us whether you have sold the AutoDOC software or if the AutoDOC software is included in your MedLink EHR products and, if so, the amounts of such sales in each period presented in your financial statements.

- In discussing the company's liquidity and capital resources on page 60 you state your belief that revenue "will be earned from the sales of the MedLink HER, AutoDoc and will soon be sufficient to sustain the Company's operations." Explain how you determined that the AutoDoc software had no value when you acquired it when your disclosures suggest that you are relying upon sales of this software to sustain your future operations.

- We note that in discussing the company's intellectual property on page 16 you include AutoDOC in your discussion of trademarks, trade names and service marks. Tell us what consideration was given to allocating a portion of the Anywhere MD purchase price to a marketing-related intangible asset, such as trademarks, trade names and services marks.

- We note that your revised disclosure on page 79 states that you acquired Anywhere MD in order to "allow the Company to enter into new markets and provide related services." Please explain what you mean by this statement and tell us what consideration was given to allocating a portion of the Anywhere MD purchase price to a customer-related intangible asset, such as customer contracts and related customer relationships.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 86

9. In light of the restatement of amounts presented in the amended Form 10-K you have filed, and the pending restatement of your most recently filed Forms 10-K and 10-Q requested above, reconsider your conclusion as to the effectiveness of your disclosure controls and procedures. In this regard, we question what basis exists for your officer's conclusion that your disclosure controls and procedures were effective as of the end of the periods being reported on due to your subsequent restatements. See paragraph (e) of Exchange Act Rule 13a-15 and revise as applicable. We have similar concerns regarding your disclosures in your Forms 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009.

Forms 10-Q For the Quarterly Periods Ended March 31, 2009 and June 30, 2009

Certifications

10. We note that the certifications filed in connection with your Forms 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009 exclude paragraph 4(d) in its entirely. When amending your filings, ensure that you provide certifications that conform exactly to Item 601(b)(31)(i) of Regulation S-K.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have any questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Craig D. Wilson
Senior Assistant Chief Accountant